UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 July 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Telecommunications Commissioner Dr Ross Patterson has written to Telecom advising that the first prima facie breach of the Separation Undertakings has occurred. It appears that the breach is unintentional.

The breach relates to Telecom's failure to consult and provide information to the Minister of Telecommunications, David Cunliffe, and the Commerce Commission
before 30 June 2008 about the method by which Telecom classifies customer service addresses.  This information forms the basis of Telecom's commitment to migrate 80% of the country's lines from the old Public Switched Telephone
Network (PSTN) network to an advanced broadband network at a minimum speed of 10
Mbps by 2012.

Dr Patterson said, "It is early days in the implementation of the Undertakings.
I am discussing the matter with Telecom and the Independent Oversight Group
(IOG) to ensure that the breach is remedied quickly and that Telecom puts appropriate steps in place to ensure that similar breaches do not occur again.
Dr Paul Reynolds, Chief Executive of Telecom, is committed to meeting the requirements in the undertaking including those relating to Telecom's network upgrade commitments."

"I have indicated to both Dr Reynolds and the IOG that if the outcome of these discussions is satisfactory the Commission does not intend to use the formal enforcement remedies under the Telecommunications Act.  However the Commission has reserved the right to reconsider this should the issue not be addressed to its satisfaction," said Dr Patterson.

Background

The Separation Undertakings are a deed between the Crown and Telecom which the
Commission has the role to enforce.  Within the document are a number of specific milestones and commitments that must be met by Telecom.  These require
Telecom business units to treat the other Telecom business units and external wholesale customers in an equal and transparent manner.

As part of the undertakings Telecom committed over a four year period to migrate its existing voice and data products built on the old PSTN network to products based on inputs from its new advanced broadband network.  This migration is being achieved through Telecom's current cabinetisation programme.

Public Switched Telephone Network (PSTN): The switched telephone networks of the major operators, on which calls can be made to all customers of all PSTNs. The
Telecommunications Act 2001 defines a PSTN as "a dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 July 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary